NO ACT

1E
1-7-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005119

DIVISION OF
CORPORATION FINANCE

February 18, 2015

Act: 1934
Section: 14a-8 (ODS)
Rule:
Public
Availability: 2-18-15

Paul Manca
Hogan Lovells US LLP
paul.manca@hoganlovells.com

Re: Apple Hospitality REIT, Inc.
Incoming letter dated January 7, 2015

Dear Mr. Manca:

This is in response to your letter dated January 7, 2015 concerning the shareholder proposal submitted to Apple Hospitality REIT by Preston Augenbaum. We also have received letters from the proponent dated January 8, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Preston Augenbaum
*** FISMA OMB Memorandum M-07-16 ***

February 18, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Hospitality REIT, Inc.
Incoming letter dated January 7, 2015

The proposal provides that the company's "management team shall complete actions to render the Apple REIT investment liquid to its shareholders within twelve (12) months from a positive vote of its shareholders, while attaining its inherent current locked up value." The proposal also provides that failure of the management team to satisfactorily achieve these results shall result in a ten percent clawback of the management team's annual compensation for the calendar year.

There appears to be some basis for your view that Apple Hospitality REIT may exclude the proposal under rule 14a-8(i)(7), as relating to Apple Hospitality REIT's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Accordingly, we will not recommend enforcement action to the Commission if Apple Hospitality REIT omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Apple Hospitality REIT relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: *** FISMA OMB Memorandum M-07-16 ***
Sent: Thursday, January 08, 2015 6:26 PM
To: shareholderproposals
Cc: FISMA OMB Memorandum M-07-16 ***
Subject: Shareholder Proxy materials Apple Hospitality REIT,inc

I am submitting this letter with attachments in rebuttal of the rejection of my proposal by the Apple REIT 9 management team. Attached is their rejection letter. My rebuttal to their concerns as well as some backround is included in this email. There has been an ongoing attempt including several lawsuits to get the Apple REIT 9 management team to be responsive to shareholders demands to make the shares liquid. My proposal puts a financial incentive on the management team to be responsive to shareholder demands. The company's rejection is an attempt to do business as usual and to not be responsive to shareholder demands. I am requesting you to override the Apple REIT 9 management objections to the proposal as stated in the attachment.

Background

There has been an ongoing issue with Apple REIT 9 which was marketed by David Lerner Associates. David Lerner indicated to investors that the shares would be invested for about 5 years and then they would become liquid. The REIT 9 management team contrary to investor wishes continues to garnish huge management fees to manage the REIT and is in no hurry to take action to make the shares liquid. In addition they claim to have hired an outside firm to assist the management team in this effort. They refuse to share any details and this activity is opaque to the investors. To force action I submitted a resolution to the company for their annual meeting to add liquidity goals to their compensation plan. The resolution would give management a year to provide liquidity and if they did not, take a modest 10% off their compensation,
I received a letter from REIT 9 attorneys rejecting the resolution. I have spoken to other investors who support this resolution. I fear that the REIT 9 management team is printing the annual meeting reports and this will not be brought up. Please help us. This management team is selfish and is not interested in the shareholders.

I submitted a shareholder proposal to make the REIT 9 management team responsive to the shareholder's wishes. There are other shareholders that support this proposal. It was rejected by their management team. The resolution and reasons for the rejection are in the attachment. Below is my response to their specific rejection comments.

Rebuttal

Rule 14a-8(i)(7) The proposal deals with a matter relating to the company's ordinary business operations.
This is not true. The proposal does not specify how the company is to make the shares liquid. It provides a financial incentive penalty for not reaching the goal of making the shares liquid. The company advertised that the investment was to last for about 5 years. It has been over 5 years and the company is opaque on their efforts to make the shares liquid. They claim for the past year that they have hired an outside firm to look at liquidity. No concrete actions have been shared with the shareholders. It is common practice in order to incentivize movement on an issue to have a financial incentive/penalty associated with the action.
The management team enjoys large management fees and has no incentive to make the shares liquid.
My proposal is not ordinary business. It does not interfere with the day to day operations of the company nor does it in any way attempt to micro manage the companies operations. Ordinary business operations pertain to managing the Hotels in Apple REIT 9. This proposal does not state how the management team is to make the shares liquid.

A The proposal would permit shareholders to micro-manage the company's operations.

This is not true at all. Company management has the discretion to make the shares liquid in a number of ways. The shareholder proposal does not specify how management should make the company liquid. It merely sets a goal of 1 year from the approval of the resolution to make the company liquid.

It ties compensation to this goal. This is a standard practice and doing so aligns shareholders and management to the same goals. It is blatantly false that this proposal micro manages the company. It sets up a broad goal with no roadmap as to how to accomplish it.

In regards to the cases stated THE APPLE REIT 9 MANAGEMENT set up a committee to look at strategic alternatives recognizing that they need to make the shares liquid. That was stated in their marketing literature and they in fact hired an outside firm to look at alternatives. The proposal does not initiate the study or spell out how the company should increase liquidity..

B the subject matter of the proposal relates to general compensation matters.

The proposal does not address ordinary compensation matters. It merely adds an goal tied to performance that is of great interest to shareholders. This is common practice in all companies. Management has goals, profit revenue personal satisfaction etc. The proposal addresses management but I am willing to amend the proposal to only include senior management if that is an issue. This matter is of utmost importance to shareholders, Presently shareholders are trapped in this investment. The REIT 9 management team is ignoring the wishes of the shareholders and are garnishing large fees to manage the company. Shareholders have no say in the matter and there is no incentive whatsoever for management to make the shares liquid. In fact there is a clear disincentive to making the shares liquid as they will no longer get the management fees.

The company would lack the power or authority to implement the proposal

This argument is bogus. It just attempts to add confusion to the situation. Goals are set during the year for management. Management can implement a compensation plan including the claw back provision pending shareholder approval. This is business as usual for companies. They typically doe not have a clear bonus compensation plan until March or April of the calendar year.The intent of the proposal is to give management time to execute a liquidity option for the shareholders. Performance plans can be implemented in March or April. The shareholder meeting should happen before that time frame.The intent of the proposal is to add an incentive to liquidity during the calendar year. Shareholder approval may be required to implement some liquidity options. If the shareholders do not approve the management recommendation via a proxy vote the Management team has fulfilled their obligation.

Rule 14a-8(i)(3) The proposal is vague

The proposal is not vague. It does not state the mechanism to provide liquidity . The Company in their correspondence and as stated in the letter indicates that they are investigating a liquidity event. I am merely proposing that an incentive be placed on their actions in this matter. There are many options that the company is pursuing. In order not to micro-manage the Company no outcome is specified. The letter argues that the proposal micro manages the Company and also argues that the proposal is too vague. The proposal seeks the same outcome as the Company states they and their outside firm are studying. It merely puts an incentive on it. I am ok with the proposal including only senior management

Conclusion

Shareholders are being taken advantage of. Management is enjoying huge fees for managing to operations and have no incentive in making the company liquid. They promised that in "around" five years the shares would be liquid. This is an unlisted company and shareholders want and need the investment dollars. Without an incentive the situation could go on forever. I and other shareholders who support this proposal asks you to make the Apple REIT 9 Management team responsive to shareholder needs and approve this proposal to allow the shareholders a vote on this matter. Please stick up for the little guy. Management has our money to hire banks of attorneys to fight their battle with our money.
I made an attempt to discuss and negotiate wording of the proposal with the management team on wording but they refused my overtures.

Sincerely Preston Augenbaum

*** FISMA OMB Memorandum M-07-16 ***

From: *** FISMA OMB Memorandum M-07-16 ***
Sent: Thursday, January 08, 2015 3:46 PM
To: shareholderproposals
Subject: Email fromBrandon N Egren to you(paul.manca@hoganlovells.com

There has been an ongoing issue with Apple REIT 9 which was marketed by David Lerner Associates. David Lerner indicated to investors that the shares would be invested for about 5 years and then they would become liquid. The REIT 9 management team contrary to investor wishes continues to garnish huge management fees to manage the REIT and is in no hurry to take action to make the shares liquid. In addition they claim to have hired an outside firm to assist the management team in this effort. They refuse to share any details and this activity is opaque to the investors. To force action I submitted a resolution to the company for their annual meeting to add liquidity goals to their compensation plan. The resolution would give management a year to provide liquidity and if they did not take a modest 10% off their compensation,
I received a letter from reit 9 attorneys rejecting the resolution without a reason. I asked for a reason. I have spoken to other investors who support this resolution. I fear that the REIT 9 management team is printing the annual meeting reports and this will not be brought up. Please help us. This management team is selfish and is not interested in the shareholders.

Please force Apple REIT 9 to put this resolution to a shareholder vote.

Preston Augenbaum

*** FISMA OMB Memorandum M-07-16 ***



Hogan Lovells US LLP
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Rule 14a-8(i)(7)
Rule 14a-8(i)(6)
Rule 14a-8(i)(3)

January 7, 2015

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Apple Hospitality REIT, Inc. (Commission File No. 000-53603) - Shareholder Proposal Submitted by Preston Augenbaum

Ladies and Gentlemen:

On behalf of Apple Hospitality REIT, Inc. (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its May 2015 annual meeting of shareholders (the "2015 proxy materials") a shareholder proposal (the "Proposal") submitted by Preston Augenbaum (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2015 proxy materials for the reasons discussed below.

A copy of the Proposal and accompanying correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibit are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibit also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if he elects to submit additional correspondence to the Commission or the staff relating to the Proposal, he should concurrently furnish a copy of that correspondence to the undersigned by e-mail.

The Company currently intends to file its definitive 2015 proxy materials with the Commission on or about March 31, 2015.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> "The Apple REIT management team shall complete actions to render the Apple REIT investment liquid to its shareholders within twelve (12) months from a positive vote of its shareholders on this resolution, while attaining its inherent current locked up value. Failure of the management team to satisfactory [*sic*] achieve these results shall result in a ten (10) percent claw back to the management team's annual compensation for the calendar year."

BASES FOR EXCLUSION

We believe that the Proposal may be excluded from the Company's 2015 proxy materials under Rule 14a-8(i)(7), Rule 14a-8(i)(6) and Rule 14a-8(i)(3), for the reasons discussed below.

Rule 14a-8(i)(7) – The Proposal Deals With a Matter Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *See Release No. 34-40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission indicated that the term "ordinary business" refers to "matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations."

As the Commission explained in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first consideration relates to the "subject matter" of the proposal, in regard to which the Commission indicated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is

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the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

As discussed below, the Proposal implicates both of the central considerations underlying the ordinary business exclusion. The subject matter of the Proposal deals with issues that are "fundamental to management's ability to run the company on a day-to-day basis." Further, in attempting to impose on the Company an obligation to "render the Apple REIT investment liquid to its shareholders . . . ," the Proposal seeks to "micro-manage" the Company's affairs. Accordingly, the Proposal relates to the Company's ordinary business operations and therefore may be excluded from the Company's 2015 proxy materials pursuant to Rule 14a-8(i)(7).

A. The Proposal would permit shareholders to micro-manage the Company's operations.

The Proposal is excludable because, by seeking to compel the Company to render shareholders' investment "liquid" within 12 months while also "attaining its inherent current locked up value," it seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature upon which the Company's shareholders, as a group, would not be in a position to make an informed judgment. While it is unclear what mechanism the Proposal contemplates for achieving liquidity (as discussed in the final section of this letter), the Company noted in its Registration Statement on Form S-11/A, filed with the Commission on April 23, 2008 (the "Registration Statement"), and in "frequently asked questions" on its website, available at *http://applehospitalityreit.com/corporate-governance/faq/*, that an investment in the Company is not liquid but could become liquid if the Company were to take any of several actions, including (i) causing the Company's common shares to be listed on a national securities exchange; (ii) disposing of all of the Company's properties in a manner which will permit distributions to shareholders of cash; and (iii) merging, consolidating or combining with a real estate investment trust or similar investment vehicle.

While certain of these mechanisms might, in some circumstances, be considered "extraordinary actions," causing the Company's common shares to be listed on a national securities exchange clearly constitutes a matter of ordinary business operations. While extraordinary transactions, such as a disposal of all of a company's assets or a cash-out merger, are generally so significant that they require shareholder approval, listing securities for trading on a national securities exchange is far less significant and therefore is within management's discretion, without the need for shareholder approval.[1]

[1] Section 8.2 of the Company's Amended and Restated Articles of Incorporation requires a shareholder vote "to approve a plan of merger, share exchange or dissolution, or to sell, lease, exchange or otherwise dispose of all, or substantially all, of the [Company's] property otherwise than in the usual and regular course of business." *See also* Sections 13.1-718 and 13.1-724 of the Code of Virginia (generally requiring a shareholder vote to approve plans of mergers and asset dispositions, respectively).

The decisions whether or when to list the Company's securities for trading involve the consideration of many complex factors, including the increased exposure to market volatility that would come with listing, effect of listing on the Company's capital-raising, the availability and desirability of alternative liquidity or exit strategies, the effect of stock exchange listing standards on the Company's financial flexibility and governance structure, and the anticipated time horizon associated with the Company's real estate investing activities. The staff has previously considered a company's choice of the market in which its securities might trade, if any, to involve a matter of ordinary business operations. *See Intel Corp.* (Mar. 4, 1998); *Apple Computer, Inc.* (Oct. 29, 1997); and *AMCOL International Corp.* (Feb. 13, 1997).

The staff has consistently agreed that, if any part of a proposal relates to a company's ordinary business operations, the entire proposal may be omitted. In *Donegal Group Inc.* (Feb. 16, 2012), for example, the staff allowed exclusion of a proposal that requested appointment of a committee to explore strategic alternatives, including a sale or merger. In allowing exclusion of the proposal, the staff noted that "[p]roposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under Rule 14a-8(i)(7)." The staff reached the same conclusion in *Central Federal Corp.* (Mar. 8, 2010), which involved a similar proposal which requested appointment of a committee to explore strategic alternatives, including a sale or merger. In both cases, the proposal's reference to the ordinary business matter of enhancing stockholder value resulted in exclusion of the proposal even though the proposal also contemplated a possible extraordinary transaction, such as a sale or merger.

Because listing the Company's securities on a securities exchange is one way, and perhaps the most obvious way, to implement the Proposal, the Proposal relates to a matter of ordinary business which is not appropriate for shareholder determination. Management's ability to determine whether or when to list the Company's shares on a stock exchange is fundamental to its role in operating the Company's business, and the determination is not appropriate for submission to shareholders to micro-manage, both in terms of whether to list and the timing of doing so.

B. The subject matter of the Proposal relates to general compensation matters.

The Proposal relates to the Company's ordinary business operations for the additional reason that it relates to general compensation matters. While the focus of the Proposal is on the liquidity of an investment in the Company, the Proposal seeks to compel the requested liquidity within a forced time period by providing that the compensation of the Company's "management team" will be subject to claw back if the requested liquidity is not achieved within such time period. The staff has long held that conditioning the compensation of "senior executives" on how the company addresses a matter of ordinary business will not save the proposal from exclusion under Rule 14a-8(i)(7). *See, e.g., Exelon Corp.* (Feb. 21, 2007) (permitting exclusion of a proposal seeking to prohibit payment of bonuses to the company's executives to the extent that performance goals were achieved through a reduction in retiree benefits, noting that the "focus of the proposal is on the ordinary business matter of general employee benefits"); *Delta Air Lines* (March 27, 2012) (allowing exclusion of a proposal requesting that the board of directors prohibit payment of incentive compensation to executive officers unless the company first adopted a process to fund the retirement accounts of the company's pilots and noting that the focus of the proposal was on "the ordinary business matter of employee benefits"); and *General Electric Co.* (Jan. 10, 2005) (allowing exclusion of a proposal requesting that the compensation committee include social responsibility and environmental criteria among the performance goals executives must meet to earn their compensation, where it was clear from the supporting statement that the "focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production").

Here, the Proposal not only encompasses the ordinary business matter of whether the Company should list its securities on a stock exchange, but also seeks to address general compensation matters by affecting the compensation of the Company's "management team." In *Xerox Corp.* (Mar. 25, 1993), the staff noted that proposals addressing the compensation of a company's "senior executives and directors" transcend "ordinary business," while proposals addressing "general compensation issues not focused on senior executives," in contrast, are excludable as relating to ordinary business matters. Accordingly, the staff has agreed that proposals addressing the compensation of a class of employees broader than "senior executives" (or "senior executive officers") are excludable as relating to "general compensation matters." *See, e.g., Bank of America Corp.* (Jan. 31, 2012) (allowing exclusion of a proposal regarding the compensation of the company's "100 top earning executives . . . and . . . members of its Board of Directors" on the ground that it "relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *Lucent Technologies Inc.* (Nov. 6, 2011) (allowing exclusion of a proposal seeking to decrease the compensation of "ALL officers and directors" of the company as "relating to [the company's] ordinary business operations (i.e., general compensation matters)"); *Bio-Technology General Corp.* (Apr. 28, 2000) (allowing exclusion of a proposal to amend the company's stock option plan, in which substantially all employees of the company and its subsidiaries were eligible to participate, as "relating to [the company's] ordinary business operations (i.e., general compensation matters)"); and *Minnesota Mining and Manufacturing Co.* (Mar. 4, 1999) (allowing exclusion of a proposal to limit the compensation of the company's CEO and its "top 40 executives" as "relating to [the company's] ordinary business operations (i.e., general compensation matters)").

The Company's "management team" includes a much broader group than just the Company's senior executives. Senior executives would include only persons who are "executive officers" as defined in Rule 3b-7 under the Exchange Act, and presumably only a subset of that group. Management, in contrast, would include a larger group of employees, encompassing managers at all different levels of the Company's organizational structure. The staff has agreed in a number of no-action letters that a company's "management" includes a larger class of employees than the company's senior executives. See, e.g., *Lucent Technologies Inc.* (Nov. 26, 2003) (allowing exclusion of a proposal that sought to "limit[] 'management' compensation"); *FPL Group Inc.* (Feb. 3, 1997) (allowing exclusion of a proposal relating to the compensation of "middle and executive management"); and *Alliant Energy Corp.* (Feb. 4, 2004) (allowing exclusion of a proposal relating to the compensation of the company's "president, all levels of vice president, the CEO, CFO and all levels of top management").

The "management team" referred to in the Proposal is nearly identical to the class of employees addressed by the proposal in *Lucent Technologies* and is even broader than the limited levels of management addressed by the proposal in *FPL Group*. Because the Proposal clearly addresses the compensation of a class of employees that is broader than the Company's senior executives, the Proposal relates to general compensation matters and therefore is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

Rule 14a-8(i)(6) – The Company Would Lack the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) permits a company to exclude a proposal from its proxy materials "if the company would lack the power or authority to implement the proposal." The Company lacks the power to implement the Proposal's mandate of a "ten (10) percent claw back to the management team's annual compensation for the calendar year" if liquidity is not achieved within 12 months of the shareholder vote. In order to implement this aspect of the Proposal, the Company would first need to determine which compensation is subject to the clawback. As discussed further below, it is unclear whether "calendar year" refers to 2015, the year in which the shareholder vote is to take place, or 2016, the year in which the 12-month period expires. In light of this ambiguity, the Company is of the view that "calendar year" presumably refers to 2015, because the clawback contemplated by the Proposal appears to go into effect upon expiration of the 12-month period after the shareholder vote, and at that time, 2016 would not be a completed calendar year for which "annual compensation" can be determined until well after expiration of the 12-month period.

Assuming that the "calendar year" referenced in the Proposal means 2015, over four months of compensation will have been paid or awarded to the management team prior to the shareholder vote on the Proposal at the annual meeting expected to be held in May 2015. The compensation of the Company's named executive officers includes salaries and cash bonuses awarded by the compensation committee of the Board of Directors. The Company's named executive officers also receive certain benefits, such as insurance, parking and 401(k) matching, that could be considered "annual compensation." While the Proposal is unclear in its use of the term "annual compensation," as discussed in more detail below, it presumably includes, at a minimum, salaries and potentially bonuses as well. If the Proposal is approved by the shareholders at the annual meeting in May 2015, and the requisite liquidity condition has not been achieved by May 2016, the Proposal's clawback mandate would require, at the very least, the clawback of salaries already earned by and paid to the "management team" for the first four months of 2015 (i.e., prior to the shareholder vote), and could be intended to include other compensation earned and paid in 2015 prior to adoption of the Proposal. There is simply no legal or contractual means for the Company to claw back compensation, particularly salaries, that were earned and paid prior to adoption of the Proposal in the absence of a legal mandate to do so[2] or an agreement expressly providing for a clawback. The Proposal does not implement a clawback compelled by law, and the Company does not have existing agreements with members of management that permit a salary clawback. Therefore, the Company lacks the power or authority to unilaterally implement the Proposal.

The staff previously has noted that a company's inability to implement a proposal because it would require action that the company is not empowered to take, such as an action that would cause the company to breach its contractual obligations, is beyond the company's power to effectuate. *See e.g., Mylan Inc.* (Mar. 12, 2010) (allowing exclusion of proposal requesting adoption of a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment); *Putnam High Income Convertible and Bond Fund* (Apr. 6, 2001) (allowing exclusion of proposal that unilaterally required the reduction of contracted advisor fees); and *Whitman Corp.* (Feb. 15, 2000) (allowing exclusion of proposal that unilaterally rescinded an existing agreement with another company). In addition, in *BellAtlantic Corp.* (Jan. 15, 1997), the staff allowed exclusion of a proposal mandating that the company's "board request a ruling from the Board of Governors of the Federal Reserve System on the scheduling of stockholder meetings in the United States," on the basis that it "[appeared] to be beyond the power of the Company to effectuate." The company in *BellAtlantic* noted that while it was empowered to send a letter to the Board of Governors of the Federal Reserve, the Board of Governors did not have the authority to issue the requested ruling.

Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004).

The Proposal is vague and indefinite in its use of several terms that are critical to the interpretation and understanding of the scope and impact of the Proposal. These key terms

[2] For example, Section 304 of the Sarbanes-Oxley Act mandates a clawback of incentive-based or equity-based compensation from the CEO and CFO in the event of certain accounting restatements. Similarly, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act requires companies to implement policies providing for the recovery of incentive-based compensation from executive officers in the event of certain accounting restatements. The Proposal does not seek to implement such a legally mandated clawback.

include "render . . . liquid," "management team," "annual compensation," "calendar year," and "inherent current locked up value." The staff has determined that a proposal is vague and indefinite if the company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). That is precisely the case here. The above-referenced terms are subject to multiple interpretations that could involve significantly different outcomes and effects for the Company and its shareholders. As described in greater detail below, neither the shareholders nor the Company would know with any reasonable certainty what actions or measures the Proposal requires.

The Proposal's mandate "to render the Apple REIT investment liquid to [the Company's] shareholders" is vague and indefinite because, while the Company has identified several potential mechanisms by which this aspect of the Proposal could be implemented (i.e., listing on an exchange, disposal of all of the Company's properties, or a cash-out merger), each mechanism would have dramatically different effects and implications for the Company and its shareholders. It is unclear whether the liquidity event shareholders might want by voting for the Proposal would cash them out (as in a merger or sale of assets) or instead allow them to remain invested in the Company and choose their date of exit (as would be the case with a stock exchange listing). These alternatives present vastly different outcomes for shareholders, and the ambiguity inherent in the term "render . . . liquid" makes the Proposal vague and indefinite.

Similarly, the Proposal's use of the term "management team" is too vague and indefinite to allow shareholders or the Company to identify the individuals whose compensation would be subject to the mandated clawback. The term is subject to multiple and widely varying interpretations. For example, it might refer to the Company's senior corporate management, but it also could be interpreted to mean other levels of management, such as property managers. Furthermore, even barring this ambiguity, a compensation clawback is a serious matter with little room for misinterpretation, and the Company would have difficulty determining which particular individuals or levels of managers are part of the "management team" for purposes of this Proposal and therefore subject to the clawback. Shareholders would need a clearer understanding of the individuals who would be subject to the clawback in order to evaluate the clawback's potential impact on the Company and to make an informed decision on the Proposal, and so would the Company in order to implement it.

In addition, the terms "annual compensation" and "calendar year" are vague and indefinite and subject to multiple interpretations. "Annual compensation" presumably consists of salaries and potentially bonuses as well, but it might also be deemed or intended to include benefits such as insurance, 401(k) matches, or perquisites (to the extent paid to members of the "management team"). Furthermore, because the Company expects to pay bonuses in the year following the year in which they are earned, to the extent "annual compensation" includes bonuses, it is unclear whether "annual compensation" would refer to the bonus paid in a given year or the bonus covering the year in question. As discussed above, "calendar year" could refer either to 2015, the year in which the Proposal would be adopted, or 2016, the year in which the

12-month period in which liquidity must be achieved expires. Because of these ambiguities, shareholders would not be able to properly evaluate and make an informed decision on the Proposal, and if the Proposal were to be adopted and the requisite liquidity condition were not achieved within 12 months, the Company would not know what compensation to claw back. Even if a clawback of compensation were legally or contractually permissible, the Company could be exposed to significant liability and lawsuits based on its decisions regarding interpretation of the Proposal's vague and indefinite terms.

The phrase "inherent current locked up value" is equally vague and indefinite. The Proposal provides no clarity or guidance on determining the value to which it refers, nor does it specify what portion, if any, is deemed to be "inherent" or "locked up," or the time period which is "current." Valuations can fluctuate for a multitude of reasons, many of which are outside the control of the Company or its management team. By qualifying the liquidity requirement with the additional requirement that the Company also attain its "inherent current locked up value," the Proposal creates additional ambiguity as to whether any liquidity event has achieved the value result mandated by the Proposal so as to avoid triggering the clawback provision. Accordingly, the vague and indefinite nature of this phrase raises complex issues of interpretation that make it difficult for the Company to implement it, and for shareholders to make an informed decision on it.

For all of the foregoing reasons, the Proposal does not provide sufficient guidance for the Company's board of directors, or the Company's shareholders, to determine with any degree of certainty how the Proposal would be implemented if approved. Consequently, the Proposal is vague and indefinite and therefore is excludable under Rule 14a-8(i)(3).

CONCLUSION

For the reasons state above, it is our view that the Company may exclude the Proposal from its 2015 proxy materials pursuant to Rules 14a-8(i)(7), Rule 14a-8(i)(6) and 14a-8(i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5821. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at paul.manca@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,



Paul Manca

Enclosures

cc: Preston Augenbaum
David P. Buckley, Apple Hospitality REIT, Inc.
Alan L. Dye, Hogan Lovells US LLP

Exhibit A

Copy of the Proposal and Related Correspondence

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, October 14, 2014 2:50 PM
To: Kelly Clarke
Cc: ***FISMA & OMB Memorandum M-07-16***
Subject: Resolution for next annual meeting

I am submitting the following resolution for a vote at the next annual shareholders meeting. I am open to consideration of the exact wording but not the intent.

The Apple REIT management team shall complete actions to render the Apple REIT investment liquid to its shareholders within twelve (12) months from a positive vote of its shareholders on this resolution, while attaining its inherent current locked up value.
Failure of the management team to satisfactory achieve these results shall result in a ten (10) percent claw back to the management team's annual compensation for the calendar year.

I am a current shareholder and have the support of other shareholders in proposing this resolution.

Preston Augenbaum

FISMA & OMB Memorandum M-07-16